UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-08728

FLORIDA EAST COAST INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

One Malaga Street, St. Augustine, Florida 32084 Tel:(904) 829-3421
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Common Stock, No Par Value
(Title of each class of securities covered by this Form)
Common Stock, No Par Value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Florida East Coast Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 23, 2003

FLORIDA EAST COAST INDUSTRIES, INC.

By:	/s/ Heidi J. Eddins

	Name:	Heidi J. Eddins
	Title:	Executive Vice President, Secretary &
General Counsel